Peak Subsidiary Signs Agreement with Baidu Smart Speaker National Distributor

Montreal, Quebec--(Newsfile Corp. - October 1, 2020) - Peak Positioning Technologies Inc. (CSE: PKK)

(OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that its Asia Synergy Financial Capital ("ASFC") subsidiary has signed an agreement with Beijing Beijia Trading Company Ltd. ("BBTC"), the exclusive national distributor of Baidu's smart speakers, to finance BBTC's acquisition of the popular product.

Baidu (https://www.baidu.com/), which, based on Alexa Internet Inc.'s rankings is the 4th most visited website in the world behind only Google, YouTube and Alibaba's Tmall, is known as China's primary search engine. Just like global web giants Google, Amazon and Alibaba, the company has been investing heavily in artificial intelligence. Its DuerOS voice assistant platform, used in the Xiaodu smart speaker, isn't limited to smart speakers. The platform is also embedded in over 400 million devices from smartphones to household appliances and automobiles.

BBTC is one of China's largest wholesale distributors of consumer electronic products. It supplies thousands of online retailers on Tmall (https://www.tmall.com/), JD.com (https://global.jd.com/) and Pinduoduo (https://ims.pinduoduo.com/) with laptops, smartphones and other consumer electronics. BBTC recently signed an agreement with Baidu to be the exclusive national wholesale distributor of Baidu's Xiaodu smart speakers (see more about Baidu smart speakers here).

According to an article published on Voicebot.ai, Baidu sold 19 million smart speakers in 2019. Looking for assistance to be able to keep up with the growing product demand, BBTC accepted a joint proposal from ASFC and the Wuxi Industry Development Group ("Wuxi IDG") (http://www.wxidg.com/) to provide it with financing and logistics assistance. Under the terms of the agreement, Wuxi IDG will provide logistics and warehousing and will finance up to 90% of BBTC's smart speaker orders while ASFC will finance up to 10% of the value of the orders.

"The online retail market, particularly stores that sell the types of products distributed by BBTC, is a market perfectly suited for our Lending Hub commercial lending ecosystem," commented Peak CEO Johnson Joseph. "We are very much committed to bringing Lending Hub to the online retail community and working on this project with BBTC brings us one step closer to eventually working with companies like JD.com and Baidu to make that happen."

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

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